                                                     Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, April 18, 2023

PRELIMINARY REPORT ON EFFECT OF IFRS 17 ON COMMON SHAREHOLDERS’ EQUITY

(Note: All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces its preliminary, not finalized, unaudited estimate of the effect of IFRS 17, the new accounting standard which was required to be adopted on January 1, 2023 for insurance contracts, on common shareholders’ equity as at December 31, 2022. The finalized information will be presented in the Company’s 2023 first quarter unaudited financial results, which will be released after the close of markets on Thursday, May 11.

The Company’s preliminary estimate of the effect of IFRS 17 on common shareholders’ equity is that it will increase common shareholders’ equity as at December 31, 2022 by approximately $2.2 billion (an increase in book value per share of approximately $94), primarily reflecting the introduction of discounting net claims reserves (approximately $4.7 billion, partially offset by a risk adjustment of approximately $1.7 billion for uncertainty related to the timing and amount of cash flows arising from non-financial risks), partially offset by the tax effect of the measurement changes and other of approximately $0.8 billion.

Although IFRS 17 brings considerable changes to the measurement, presentation and disclosure of the Company’s insurance and reinsurance operations, it will not affect the Company’s underwriting strategy, its prudent reserving, management’s use of the traditional performance metrics of gross premiums written, net premiums written and combined ratios, or the amount of the Company’s cash flows.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at
(416) 367-4941

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FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946